UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 27, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Buenos Aires, April 27, 2018.

                                                                                                                 DAL N° 482/18

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Bolsa de Comercio de Buenos Aires

Gerencia Técnica y de Valores Negociables

Ref.:  Material Fact. Result of the placement of Class 2 Notes denominated in US Dollars at a fixed rate

Dears Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (the "Company") in order to report that on April 27th, 2018 the Company has successfully completed the placement of Class 2 Notes denominated in US Dollars at a fixed rate (the "Notes").

In addition, we hereby inform investors that the Company has decided to issue Notes for a nominal value of US $ 500,000,000, after having received offers of purchase for US $ 3,078 million, more than 6 times regarding the nominal value to be issued. The issue of the Notes will be made at an issue price of 99.725% of the nominal value, and at a fixed rate of 6.750% nominal per annum, with a yield of  6.800% and maturing 7 years counted as of the issue date.

The banks that led the transaction were HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC y Santander Investment Securities Inc. as initial purchasers and HSBC Bank Argentina S.A., Banco Itaú Argentina S.A. y Banco Santander Río S.A. as local underwriters.

The remaining terms and conditions resulting from the placement will be informed in the result notice to be published by the Company on the date hereof.

Sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: April 27, 2018.